Manufacturing
Dave Kessner – Vice President Manufacturing
Kevin Yelle – Director Manufacturing Support
Chris Davis – Fontana Plant/Project Manager
Investor/Analyst USA Tour – 10 & 11 September 212
Exhibit 99.2

– Learning – Go forward AGENDA Fiber Cement History/Evolution – David Kessner Capacity – Kevin Yelle Fontana – Chris Davis

Dave Kessner – Manufacturing Overview

1990:
Started with 4 tubs x 4 feet wide sheet machines
-
Interleavers
-
Finishing
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No Coating
-
Coatings – Systems developed for sheet machine/finishing
2005:
Moved to 9 tubs  x 5 feet wide sheet machines
LONG TERM EVOLUTION
Low throughput (evolved from 40 mmsf to 90 mmsf)
Manual Handling
Higher throughput (90 mmsf to 200 mmsf)
Automation (No manual handling)
Primed
2002:
Higher throughput (250 mmsf) – Not linear
Automation
Steel Interleavers
Capacity for FC siding with ColorPlus
®
Technology
1997:
Moved to 6 tubs x 5 feet wide sheet machines

1990 – 2006 OPERATIONAL PHILOSOPHY Throughput focused Product mix (primarily textured plank) Engineering driven Single sourced specialty products Supply constrained

2007 – 2011 (Housing Market Downturn)
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Downsized plants
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Treat all costs (except depreciation, tax and  insurance) as variable
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Minimize waste
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Cost per hour
*
Scalable, linear
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Lowest delivered cash cost to market
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Compressible spend per unit remained relatively flat
-
Developed better model for matching supply and demand and allowing flexibility
-
OPERATIONAL PHILOSOPHY
Excess capacity due to weak market demand
More complex product mix, increased # of SKUs resulted in shorter production runs
Cash cost focused – High focus on $ spent given significant drop in volume
Key Areas of Success
Improved ability to manufacture more complex SKU mix

2011 – Present
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Smooth
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Thickness
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Edge details
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Precision cut
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Packaging (job packs)
-
HardieTrim
®
*
East Coast
*
West Coast
-
HardieBacker
®
*
SE Capability
-
HardiePlank
®
*
HZ10 Plant with HZ5 flexibility
OPERATIONAL PHILOSOPHY
Product mix shift
Regional sourcing – West, Central and East

2012 and Beyond
-
Higher utilization of existing capacity
*
Duration vs. frequency of delay
*
Planned stops
*
Prepare for long continuous runs
-
Maintenance / Production
*
Working off  same game plan
*
Break work into smaller pieces
OPERATIONAL PHILOSOPHY
Peru Project

James Hardie

FY11 Q1
FY11 Q2
FY11 Q3
FY11 Q4
FY12 Q1
FY12 Q2
FY12 Q3
FY12 Q4
FY13 Q1

30% reduction MACHINE OPERATIONS Sheet Machine Delay

Kevin Yelle – Capacity

Capacity ahead of demand CAPACITY: 2012 – 2015 Ramp up “flex capacity” Brownfield restart capacity Greenfield capacity

Ramp Up Flex Capacity CAPACITY: 2012 – 2015 Increase run time on operational lines Restart idled lines in operational facilities – Example: Waxahachie sheet machine #1

*
East Coast HardieTrim
®
*
South East HardieBacker
®
CAPACITY: 2012 – 2015
Use regional supply/demand model to determine which plants/when
Fontana, CA options
Summerville, SC options
Provide additional flexibility
Support regional product mix concept
Examples
Brownfield Startups

Greenfield Plants CAPACITY: 2012 – 2015 Use model to determine where and when North options Midsouth options Pacific Northwest options

Chris Davis – Fontana

1990 – 2007 FONTANA Roofing HardieBacker ® , HardiePanel ® and HardiePlank ® support for out of market geographies Manual handling Inputs high – utilities, labor, raw materials

Be competitive in local market
Natural West Coast backer market, panel supplier for West Coast
Lead the business in low headcount operations
*
Multi skilled workforce
*
Automation
*
Culture of continuous improvement & work elimination
R&D Development Plant
Experiment with operational models
Leverage Fontana site resources
FONTANA – RESTART
Make Fontana healthy longer term
Fontana: 2014 and Forward

Questions